FIFTH ERA ACQUISITON CORP I

PO Box 1093 Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

February 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Kellie Kim, Shannon Menjivar, Catherine De Lorenzo, and Mary Beth Breslin

Re:	Fifth Era Acquisition Corp I
Registration Statement on Form S-1
Filed January 31, 2025, as amended File No. 333-284616

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fifth Era Acquisition Corp I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on February 27, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Mitchell Mechigian
Mitchell Mechigian
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP